Exhibit 99.1

NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	March 31,	September 30,
	2025	2024
	unaudited	audited
ASSETS
CURRENT ASSETS:
Cash	$1,805,463	$410,716
Restricted cash	504,058	4,564
Accounts receivable, net	4,654,356	5,298,006
Inventories, net	199,869	70,681
Advances to vendors	1,645,537	1,124,030
Prepayments and other current assets	441,534	40,990
Deferred issuance costs	—	138,463
TOTAL CURRENT ASSETS	9,250,817	7,087,450

Property and equipment, net	32,764	39,707
Long-term prepaid expenses, net	437,500	—
Intangible assets, net	327,071	—
Operating lease right of use assets	1,153,272	13,122
Deferred tax assets, net	114,208	88,445
TOTAL NONCURRENT ASSETS	2,064,815	141,274
TOTAL ASSETS	$11,315,632	$7,228,724

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,766,033	$2,860,703
Advance from customers	1,612,363	425,116
Accrued expenses and other liabilities	393,648	297,360
Due to related parties	157,114	228,951
Taxes payable	310,233	341,217
Operating lease liabilities, current portion	1,272	13,122
TOTAL CURRENT LIABILITIES	4,240,663	4,166,469

Long-term bank loan	372,070	—
Operating lease liabilities, non-current portion	—	12,706
TOTAL NON-CURRENT LIABILITIES	372,070	12,706
TOTAL LIABILITIES	4,612,733	2,097,344

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY:
Ordinary shares, 200,000,000 shares authorized, consisting of 190,000,000 Class A ordinary shares of $0.00025 par value per share and 10,000,000 Class B ordinary shares of $0.00025 par value per share
Class A Ordinary shares,15,830,000 and 13,760,000 ordinary shares issued and outstanding as of March 31, 2025 and September 30, 2024, respectively	3,958	3,440
Class B Ordinary shares, 2,000,000 ordinary shares issued and outstanding	500	500
Additional paid in capital	13,285,824	4,821,992
Statutory reserves	35,448	35,448
Accumulated deficit	(6,588,434)	(1,704,065)
Accumulated other comprehensive loss	(202,103)	(186,134)
TOTAL SHAREHOLDERS’ EQUITY	6,535,193	2,971,181
Non-controlling interest	167,706	91,074
TOTAL EQUITY	6,702,899	3,062,255

TOTAL LIABILITIES AND EQUITY	$11,315,632	$7,228,724

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETCLASS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	March 31,
	2025	2024
Revenues	$3,654,410	$3,766,192
Cost of revenues	(3,349,020)	(3,182,743)
Gross profit	305,390	583,449

Operating expenses:
Selling and marketing	(468,864)	(207,160)
General and administrative	(3,975,268)	(397,873)
Research and development	(1,039,528)	(2,213,377)
Total operating expenses	(5,483,660)	(2,818,410)
Loss from operations	(5,178,270)	(2,234,961)

Other (expense) income:
Interest income (expense), net	(2,939)	210
Gain on acquisition of a subsidiary	139,724	—
Other (expense) income, net	(12,815)	(9,673)
Total other (expense) income, net	123,970	(9,463)

Loss before income taxes	(5,054,300)	(2,244,424)

Income tax benefit	98,657	179,413
Net loss	(4,955,643)	(2,065,011)

Other comprehensive income
Foreign currency translation adjustments	(15,969)	36,523
Comprehensive loss	(4,971,612)	(2,028,488)
Less: Comprehensive loss attributable to non-controlling interests	71,274	—
Comprehensive loss attributable to shareholders	$(4,900,338)	$(2,028,488)

Loss per share
Basic and diluted	$(0.29)	$(0.13)

Weighted average number of shares outstanding
Basic and diluted	16,927,527	15,760,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NETCLASS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollar, except for the number of shares)

Six Months Ended March 31, 2025 and 2024

								Accumulated
	Ordinary shares				Additional			Other
	Class A		Class B		Paid-in	Statutory	Accumulated	Comprehensive	Shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Reserve	Deficit	Loss	equity	Interest	Equity
Balance at September 30, 2023	13,760,000	$3,440	2,000,000	$500	$4,821,992	$35,448	$(164,809)	$(252,752)	$4,443,819	$—	$4,443,819
Cumulative effect adjustment upon adoption of ASC 326	—	—	—	—	—	—	(61,443)	—	(61,443)	—	(61,443)
Balance at October 1, 2023	13,760,000	3,440	2,000,000	500	4,821,992	35,448	(226,252)	(252,752)	4,382,376	—	4,382,376
Net loss	—	—	—	—	—	—	(2,065,011)	—	(2,065,011)	—	(2,065,011
Foreign currency translation adjustment	—	—	—	—	—	—	—	36,523	36,523	—	36,523
Balance at March 31, 2024 (Unaudited)	13,760,000	$3,440	2,000,000	$500	$4,821,992	$35,448	$(2,291,263)	$(216,229)	$2,353,888	$—	$2,353,888

Balance at September 30, 2024	13,760,000	$3,440	2,000,000	$500	$4,821,992	$35,448	$(1,704,065)	$(186,134)	$2,971,181	$91,074	$3,062,255
Cash proceeds from IPO	2,070,000	518	—	—	10,349,482	—	—	—	10,350,000	—	10,350,000
Offering cost deducted to capital	—	—	—	—	(1,885,650)	—	—	—	(1,885,650)	—	(1,885,650)
Non-controlling interest from acquisition	—	—	—	—	—	—	—	—	—	147,907	147,907
Net loss	—	—	—	—	—	—	(4,884,369)	—	(4,884,369)	(71,274)	(4,955,643)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(15,969)	(15,969)	(1)	(15,970)
Balance at March 31, 2025 (Unaudited)	15,830,000	$3,958	2,000,000	$500	$13,285,824	$35,448	$(6,588,434)	$(202,103)	$6,535,193	$167,706	$6,702,899

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NETCLASS TECHNOLOGY INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	March 31,
	2025	2024
Net cash used in operating activities	$(7,020,541)	$(211,835)
Cash flows from investing activities:
Acquisition of property, plant and equipment	(2,214)	—
Proceeds from disposal of property, plant and equipment	2,766	—
Investment into a subsidiary	(17,158)	—
Cash from acquisition of a subsidiary	34,656	—
Net cash provided by investing activities	18,050	—

Cash flows from financing activities:
Proceeds from bank loans	373,403	—
Deferred issuance costs paid	(1,747,188)	—
Gross proceeds from IPO	10,350,000	—
Proceeds from a related party loan	2,314	1,502
Repayment to related parties	(68,219)	—
Net cash provided by financing activities	8,910,310	1,502

Effect of exchange rates changes on cash	(13,578)	1,827
Net (decrease) increase in cash	1,894,241	(208,506)
Cash and restricted cash, beginning of the period	415,280	524,601
Cash and restricted cash, end of the period	$2,309,521	$316,095
Supplemental cash flow disclosures:
Cash paid for income tax	$—	$—
Cash paid for interest	$3,536	$—
Non cash investing and financing activities:
Settlement of receivable from sales of shares in the way of payment to a supplier	$—	$1,900,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NETCLASS TECHNOLOGY INC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2025 AND 2024

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

NETCLASS TECHNOLOGY INC (“NetClass” or “the Company”) is a holding company incorporated under the laws of Cayman Islands on January 4, 2022. NetClass, through its wholly-owned subsidiaries (collectively, “the Group”) offers online professional education platform and related courseware, providing smart education IT solutions service in the People’s Republic of China (“China” or “PRC”). The Company has no substantive operations other than holding 100% ownership of DRAGONSOFT GROUP CO., LIMITED (“NetClass HK”) established under the laws of Hong Kong on December 12, 2006.

As of March 31, 2025, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
DRAGONSOFT GROUP CO., LIMITED (“NetClass HK”)	December 12, 2006	Hong Kong, PRC	100%	Investment Holding/ Subscription and Application development service
Shanghai Zhima Information Technology Co., Ltd. (“WFOE”)	April 30, 2019	PRC	100%	Investment Holding
Shanghai Netwide Enterprise Management Co., Ltd. (“Shanghai Netwide”)	April 27, 2022	PRC	100%	Subscription and Application development service
Shanghai NetClass Information Technology Co., Ltd. (“NetClass China”)	May 13, 2003	PRC	100%	Subscription and Application development service
Shanghai NetClass Enterprise Management Co., Ltd (“NetClass Management”)	August 29, 2016	PRC	100%	Subscription and Application development service
Shanghai NetClass Human Resources Co., Ltd (“NetClass HR”)	November 09, 2016	PRC	100%	Subscription and Application development service
Shanghai Chuangyuan Education Technology Co., Ltd (“NetClass Education”)	April 14, 2004	PRC	100%	Subscription and Application development service
NetClass Training (Shanghai) Co., Ltd. (“NetClass Training”)	August 19, 2016	PRC	100%	Subscription and Application development service
Netclass International Limited	July 28, 2023	Hong Kong, PRC	100%	No activities
NetClass Data Pte Ltd (“NetClass Singapore”)	May 13, 2024	Singapore	60%	Subscription and Application development service
Nova Solutions Inc. (“NetClass Japan”, formerly named Create Solutions Inc.)	January 22, 2022	Japan	51%	Subscription and Application development service

As described below, the Company, through a series of transactions accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent of its subsidiaries. Mr. Jianbiao Dai, the CEO and the Chairman of the Board of Directors of the Company, is the ultimate controlling shareholder of the Company.

Reorganization

A reorganization of the legal structure was completed on June 10, 2022. The reorganization involved:

(i)	the formation of the Company’s wholly owned subsidiary NetClass HK; the formation of WFOE controlled by Mr. Jianbiao Dai;
(ii)	The transfer of the shareholder equity in WOFE to NetClass HK on May 05, 2022;

(iii)The transfer of the shareholders’ equity in NetClass China to WOFE on June 10, 2022.

Before and after the Reorganization, the Company, with its subsidiaries, was controlled by the same shareholders, and therefore the reorganization was considered a recapitalization of entities under common control under Accounting Standards Codification (“ASC”) 805-50-25 “Transactions Between Entities Under Common Control”. The consolidation of the Company and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements (“CFS”) under ASC 805-50-45-5.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying condensed CFS were prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation were included in the Company’s unaudited condensed CFS. The unaudited condensed CFS should be read in conjunction with the Company’s CFS and the notes thereto for the years ended September 30, 2024 and 2023 included in the Company’s Form 20-F. The accompanying unaudited condensed CFS include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated in consolidation. Operating results for the six months ended March 31, 2025 and 2024 are not necessarily indicative of the results that may be expected for the full year.

Uses of estimates

In preparing CFS in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the CFS and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements and are adjusted to reflect actual experience when necessary. Significant estimates required to be made by management include, but are not limited to allowance for doubtful accounts, and realization of deferred tax assets. Actual results could differ from those estimates. The Company evaluates its estimates and assumptions on an ongoing basis and its estimates on historical experience, current and expected future conditions and various other assumptions that management believes are reasonable under the circumstances based on the information available to management at the time these estimates and assumptions are made. Actual results and outcomes may differ significantly from these estimates and assumptions.

Principles of consolidation

The CFS include the financial statements of the Company and its subsidiaries.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors. As of March 31, 2025 and September 30, 2024 (audited), all subsidiaries are controlled through equity investment, and none through contractual arrangements.

Non-controlling Interest

Non-controlling interest on the consolidated balance sheets results from the consolidation of a Singapore subsidiary and a Japanese subsidiary. The portion of the income or loss applicable to the non-controlling interest in subsidiary is reflected in the consolidated statements of income and comprehensive income (loss).

Business Combinations

Business combinations are accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Identifiable assets acquired and liabilities assumed are recognized at their acquisition-date fair values. The acquisition date is the date on which control is obtained. Determining the fair value (“FV”) of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. If in a business combination, the aggregate amounts of the consideration transferred, the FV of noncontrolling interest of the acquiree, and the FV of the acquirer’s previously held equity interest in the acquiree exceeds the net amount of the FV of the identifiable assets acquired and the liabilities assumed, the Company will recognize goodwill on the acquisition date, measured as the excess amount. If in a business combination, the net amount of the FV of the identifiable assets acquired and the liabilities assumed exceeds the aggregate of the amounts of consideration transferred, the FV of noncontrolling interest of the acquiree, and the FV of the acquirer’s previously held equity interest in the acquiree, the Company will recognize the resulting gain in earnings on the acquisition date, measured as the excess amount.

Cash

Cash comprises cash at banks and cash on hand, which includes deposits with original maturities of three months or less with commercial banks in Singapore, Japan, Hong Kong and PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs, but covered by Chinese insurance program where RMB 500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank.

Restricted cash

Cash that is restricted as to withdrawal is reported separately on the Consolidated Balance Sheets and is included in total cash in the Consolidated Statements of Cash Flows. Restricted cash mainly is required cash deposits reserved for commercial litigation.

Credit Losses

On October 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable. The Company uses the roll-rate method to measure the expected credit losses of account receivables on a collective basis when similar risk characteristics exist. The roll-rate method stratifies the receivables balance by delinquency stages and projected forward in one-year increments using historical roll rate. In each period end of the simulation, losses on the receivables are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a yearly rolling basis. The loss rate calculated for each delinquency stage is then applied to respective receivables balance. The management adjusts the allowance that is determined by the roll-rate method for both current conditions and forecasts of economic conditions. The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after October 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

Expected provision for credit losses is included in general and administrative expenses in the consolidated statements of operations and comprehensive loss. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Accounts Receivable, net

Accounts receivable, net is the amounts the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for credit losses.

Inventories, net

Inventories are the IT equipment used to sell to customers. Inventories are stated at the lower of cost or net realizable value. The Company determines the cost of inventory using weighted average method. The Company estimates the recoverability of inventory by reference to internal estimates of future demands and product life cycles, including expiration. The Company periodically analyzes its inventory levels to identify inventory that may expire prior to expected sale, no longer meeting quality specifications, or has a cost basis in excess of its estimated realizable value and records a charge to cost of sales for such inventory as appropriate. As of March 31, 2025 and September 30, 2024 (audited), no impairment loss was recognized.

Advances to Vendors

Advances to vendors are balances paid to suppliers for services and materials that have not been provided or received. To deliver application development services to customers, the Company needs to purchase IT equipment and tailor-make software to build up a hardware facility with software integrated to run a system. When the prepayment is made to the IT equipment suppliers or software suppliers while the IT equipment or the software is not delivered to the Company, an advance to vendor is recorded. In addition, the Company also purchases services from suppliers with the period more than one year. The unamortized part of prepayment is recorded as an advance to vendors. Suppliers usually ask for a prepayment for the IT equipment or tailor-made software and will deliver in around 1-3 months.

Advances to vendors are short-term and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets impaired if the relative services or inventory will not be provided or received later. In addition, at each reporting date, the Company generally determines the adequacy of allowance for doubtful advances to vendors by evaluating all available information, and then records specific allowances for those advances based on the specific facts and circumstances. As of March 31, 2025 and September 30, 2024 (audited), no such allowance was recognized.

Prepayment and other assets

Prepayments and other assets primarily consist of prepaid expenses, rent deposits, loans to third-parties, security deposits made to customers and advances to employees, which are presented net of allowance for doubtful accounts. Prepayments and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. As of March 31, 2025 and September 30, 2024 (audited), no allowance for doubtful accounts were provided on prepayments and other assets.

Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Electronic equipment	3-5 years
Office furniture	5 years
Transportation equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are expensed as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income in other income or expenses.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended March 31, 2025 and 2024, respectively.

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard, ASC Topic 820, Fair Value Measurements (“ASC Topic 820”) establish a three-level valuation hierarchy for disclosures of FV measurement and enhance disclosure requirements for FV measurements. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.
●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the FV of the Company’s financial instruments, including cash, accounts receivable, prepayments and other current assets, accounts payable, accrued expenses and other liabilities and bank loans, approximates their recorded values due to their short-term maturities.

Revenue recognition

The Company follows ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company derives its revenues from two sources: (1) revenue from application development services, and (2) revenue from subscription services. All of the Company’s contracts with customer do not contain cancelable and refund-type provisions.

(1)	Revenue from application development service

The Company’s application development service contracts are primarily on a fixed-price basis with no variable consideration, which require the Company to perform services including project planning, project design, application development and system integration based on customers’ specific needs and the service may also involve sales of IT equipments. These services also require significant production and customization. These services represent a single performance obligation as they are highly interdependent and interrelated and cannot be separately identifiable. The Company used the stand-alone selling price to allocate the transaction prices between development service and IT equipment sales. Upon delivery of the services, customer acceptance is generally required.

Certain application development service contracts contain a significant financial component, which is a financial service obligation to the customers. In these cases, after deducting the standalone selling price of the financial service, which is calculated based on Chinese Central Bank’s suggesting bank loan interest rate for the duration similar to the credit period granted to the customers, the remaining amount of the contract consideration is allocated to the equipment and the application development services based on their relative standalone prices.

For the application development service contract, except for the financial income revenue, the Company believes the application development performance obligation is satisfied upon customer acceptance. The financial income revenue is recognized over the credit period granted to the customers. No significant returns, refund and other similar obligations during each reporting period.

In some arrangements, the Company’s ongoing customers purchased general purposed IT equipment from the Company and the Company sells and delivers IT equipment such as servers and computer terminals without any related application development service arrangement after the IT equipment purchase. IT equipments though have an aggregated monetary value, do not represent the underlying core value that the Company would deliver as a result of the service sales contract. Given the not significant portion of total revenue, the Company did not further disaggregate the revenue stream of sales of IT equipments.

The sale of IT equipment is recognized when delivery has occurred and the customer accepts the equipment and the Company has no performance obligation after the acceptance.

(2)Revenue from subscription services

Revenue from subscription services is comprised of subscription fees from customers accessing the Company’s software-as-a-service applications for a subscribed period. The Company’s billing to customer is on the basis of number of users or the actual usage by the customers. The subscription arrangements are considered service contracts because customers do not have the right to take possession of the software and can only benefit from the software when provided the right to access the software. Accordingly, the subscription services contracts typically include a single performance obligation and the terms of pricing and payment are fixed, no variable consideration is involved. The revenue from subscription services is recognized over the contract term on a straight-line basis or based on the actual usage as customers receive and consume benefits of such services. No significant returns, refund and other similar obligations during each reporting period.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue. The Company reports revenues net of value added tax (“VAT”), goods and services tax (“GST”) or consumption tax (“CT”). The Company’s subsidiaries in PRC are subject to a 6% to 13% value added tax (“VAT”). The Company’s subsidiaries in Singapore are subject to 0-9% GST. The Company’s Japanese subsidiary is subject to 10% consumption tax.

Practical Expedient and Exemptions

The Company does not disclose the value of unsatisfied performance obligations within one year by applying the right to invoice practical expedient provided by ASC 606-10-55-18. Payment terms and conditions vary by contract type; however, the Company’s terms generally include a requirement of payment within 180 days after acceptance of the service. The Company has elected the practical expedient to not assess whether a significant financing component exists if the period between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service is one year or less.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenues recognized prior to invoicing when the Company has satisfied the Company’s performance obligation and has the unconditional rights to payment. Unearned revenues consist of payments received or awards to customers related to unsatisfied performance obligation at the end of the period. Advance from customers of $425,116 and $302,433 as of September 30, 2024 and 2023 were recognized as revenues in the six months ended March 31, 2025 and 2024, respectively. All unsatisfied performance obligations will be performed within the next 12 months. In certain application development service contracts, it contains a significant financial component, which represents a financial service obligation to the customers.

Disaggregation of revenue

For the six months ended March 31, 2025 and 2024, the disaggregation of revenue by major revenue stream is as follows:

	2025	2024
Application development services	$2,491,822	$2,429,289
Subscription service	1,162,588	1,330,225
Finance income	—	6,678
Total	$3,654,410	$3,766,192

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures are included in selling expenses. For the six months ended March 31, 2025 and 2024, advertising expenses were $281,211 and $160,854 respectively.

Operating leases

The Company mainly leases administrative offices and operating centers from property owners. These are all classified as operating leases. The Company follows FASB Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”),

The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

The Company elected not to separate non-lease components from lease components if the lease agreements consist of both lease and non-lease components. However, for all of the Company’s long-term lease agreements, lease payment do not contain the consideration for the non-lease component and the non-lease component has its own price and is paid separately. So, the Company calculates the right-of-use (“ROU”) assets and lease liabilities by using the lease payment only for the use of the underlying leased assets and has no need to allocate the lease payment between the lease and non-lease component.

Under a lease, the lessees are required to recognize ROU assets and lease liabilities. ROU assets represent the Company’s right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for any prepaid or accrued lease payments, net of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. As the interest rate implicit in most of the Company’s leases is not readily determinable, the Company uses the 5-year LPR interest rate stipulated by the People’s Bank of China (the “PBOC”) in China to determine the present value of the future lease payments. The Company’s lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expenses are recorded on a straight-line basis over the lease term.

Repayments of operating lease liabilities, variable lease payments, and short-term lease payments are classified as operating activities in the consolidated statements of cash flows.

Value added tax (“VAT”), goods and services tax (“GST”) and consumption tax (“CT”)

Revenue is the invoiced value of goods and services, net of VAT, GST or CT.

The VAT is based on gross sales price and VAT rates range from 6% to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All VAT returns filed by the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

The GST is based on gross sales price and GST rates of 9% or exempted if the revenue is from exported services. Our Singapore subsidiary is allowed to offset input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in taxes payable.

The CT is based on gross sales price and CT rates of 10%. Our Japanese subsidiary is allowed to offset input CT paid to suppliers against their output CT liabilities. Net CT balance between input CT and output CT is recorded in taxes payable.

Government grant

Government grants are recognized in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the Consolidated Statements of Income and Comprehensive Income (Loss) upon receipt and all conditions attached to the grants are fulfilled. For the six months ended March 31, 2024 and 2024, the Company received $2,960 and $1,499 government subsidy for various research programs, included in other income, net.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the CFS. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes was incurred for the six months ended March 31, 2025 and 2024. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000 ($14,250). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Loss per Share

The Company computes (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currency translation

The functional currencies of the Company are the local currencies of the country in which the subsidiary operates. The Company’s CFS are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. In the financial statements of the Company’s subsidiaries, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in the consolidated income statements during the year in which they occur.

Since the Company operates primarily in the PRC mainland, Hong Kong, Singapore and Japan, the Company’s functional currency is the Chinese Yuan (“RMB”), Hong Kong dollar (“HK$”), Singapore dollar (“SG$”) and Japanese Yen (“JPY”). The Company’s CFS were translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the CFS in this report:

	March 31,	March 31,	September 30,
	2025	2024	2024
RMB Balance sheet items, except for equity accounts	US$1=RMB 7.2567	US$1=RMB 7.2203	US$1=RMB 7.0176
RMB Items in the statements of income and cash flows	US$1=RMB 7.2308	US$1=RMB 7.2060	US$1=RMB 7.2043
HK$ Balance sheet items, except for equity accounts	US$1=HK$7.7799	US$1=HK$7.8259	US$1=HK$7.7693
HK$ Items in the statements of income and cash flows	US$1=HK$7.7771	US$1=HK$7.8170	US$1=HK$7.8127
SG$ Balance sheet items, except for equity accounts	US$1=SG$1.3445	N/A	US$1=SG$1.2831
SG$ Items in the statements of income and cash flows	US$1=SG$1.3399	N/A	US$1=SG$1.3406
JPY Balance sheet items, except for equity accounts	US$1=JPY149.90	N/A	N/A
JPY Items in the statements of income and cash flows	US$1= JPY149.06	N/A	N/A

Comprehensive loss

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

Segment reporting

In accordance with ASC Topic 280, Segment Reporting, the Company’s chief operating decision maker (“CODM”) was identified as the Chief Executive Officer. The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and hence, the Company has only one reportable segment.

Concentrations of risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2025 and September 30, 2024 (audited), cash of $187,061 and $410,716 respectively, was held at major financial institutions in mainland PRC, where there RMB 500,000 (approximately $70,000) deposit insurance limit for a legal entity’s aggregated balance at each bank. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b)	Significant customers

Customers that make up 10% or more of revenue for the six months ended March 31, 2025 and 2024 are as follows:

	2025	2024
Customer A	32.9%	43.4%
Customer B	—	10.4%
Customer C	13.6%	—
Customer D	10.2%	—

Customers that make up 10% or more of accounts receivable as of March 31, 2025 and September 30, 2024 are as follows

	2025	2024
		audited
Customer A	47.8%	36.9%
Customer B	16.9%	15.2%
Customer C	—	12.3%
Customer D	11.3%	—

(c)	Significant suppliers

Suppliers that make up 10% or more of purchase for the six months ended March 31, 2025 and 2024 are as follows:

	2025	2024
Supplier A	*	41.5%
Supplier B	22.0%	13.8%
Supplier C	31.7%	13.2%
Supplier D	*	11.1%
Supplier E	10.5%	—
Supplier F	18.3%	—
*	The purchases from this supplier are not over 10% of total purchases of the Company.

Suppliers that make up 10% or more of accounts payable as of March 31, 2025 and September 30, 2024 are as follows

	2025	2024
		audited
Supplier A	54%	33.4%
Supplier B	*	11.2%
Supplier C	13%	*
*	The accounts payable of this supplier are not over 10% of total accounts payable of the Company.

(d)	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. This standard was issued in response to the SEC’s disclosure update and simplification initiative, which affects a variety of topics within the Accounting Standards Codification. The amendments apply to all reporting entities within the scope of the affected topics unless otherwise indicated. This ASU will become effective for each amendment on the date on which the SEC removes the related disclosure from its regulations. However, if by June 30, 2027, the SEC has not removed the related disclosure from its regulations, the amendments will be removed from the Codification and not become effective for any entity. The Company is currently evaluating the impact of adopting this ASU on its CFS.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023-07 is applied retroactively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective October 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its CFS.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosures to enable financial statements users better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company plans to adopt this guidance effective October 1, 2025 and the Company is currently evaluating the impact of adopting this ASU on its CFS.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the CFS upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its CFS.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable as of March 31, 2025 and September 30, 2024 are as follows:

	March 31,	September 30,
	2025	2024
		audited
Accounts receivable	$5,686,131	$6,078,115
Less: allowance for credit losses	(1,031,775)	(780,109)
Account receivable, net	$4,654,356	$5,298,006

Allowance for credit losses movement for the six months ended March 31, 2025 and 2024 is as follows:

	2025	2024
Beginning balance	$780,109	$634,166
Adoption ASU 2016-13	—	64,930
Reversal	—	(16,087)
Additions	273,849	—
Foreign currency translation adjustments	(22,183)	7,362
Ending balance	$1,031,775	$690,371

NOTE 4 — ADVANCES TO VENDORS

Advance to vendors consisted of prepayments for technical service and IT equipment.

NOTE 5 — LONG-TERM PREPAID EXPENSES, NET

Long-term prepaid expenses, net, consisted of the following:

March 31, 2025
Marketing expenses *	$500,000
Subtotal	500,000
Less: accumulated amortization	(62,500)
Long-term prepaid expenses, net	$437,500

*As the marketing work will be conducted by a service provider until December 31, 2026, by which date the Company can benefit from the service, the Company recognizes it as a long-term prepaid expense.

NOTE 6 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	March 31,	September 30,
	2025	2024
		audited
Electronic equipment	$581,216	$598,738
Office furniture	4,272	4,417
Transportation equipment	—	37,784
Subtotal	585,488	640,939
Less: accumulated depreciation	(552,724)	(601,232)
Property and equipment, net	$32,764	$39,707

Depreciation for the six months ended March 31, 2025 and 2024 was $4,292 and $6,485, respectively.

NOTE 7 — INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

March 31, 2025
Customer list	$330,514
Less: accumulated amortization	(3,443)
Intangible assets, net	$327,071

The Company acquired a customer list from Netclass Japan and expects to benefit from it for around 8 years. Therefore, for prudent purpose, the Company recorded it as an intangible asset and amortized it over 8 years, on a straight-line basis, from acquisition date. Amortization for the six months ended March 31, 2025 was $3,462.

NOTE 8 — RELATED PARTIES BALANCES AND TRANSACTIONS

The Company records transactions with various related parties. These related party balances as of March 31, 2025 and September 30, 2024 (audited) and transactions for the six months ended March 31, 2025 and 2024 are identified as follows:

(1)	Related parties with transactions and related party relationships

Name of Related Party	Relationship to the Company
Jianbiao Dai	Chief Executive Officer (“CEO”); Chairman of the Company
Shanghai Youfu Network Co., Ltd.	Shareholder of the Company
Lang Wide Investment Inc.	A shareholder of the Company
Shanghai Longruan Electronics Group Co., Ltd	Jianbiao Dai serves as legal representative and holds 80% of the shares

(2)	Related Party Transactions

Borrowing from a related party

	For the six months ended
	March 31,	March 31,
	2025	2024
Jianbiao Dai	$2,314	$1,502

(3)	Due to related parties

	As of
	March 31,	September 30,
	2025	2024
		audited
Due to related parties
Shanghai Longruan Electronics Group Co., Ltd	$68,902	$71,249
Jianbiao Dai	8,091	18,564
Shanghai Youfu Network Co., Ltd	55,121	114,138
Lang Wide Investment Inc.	25,000	25,000
Total	$157,114	$228,951

NOTE 9 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of the Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Singapore

Under Singapore tax laws, the corporate income tax rate varies from year to year. For the six months ended March 31, 2025, the corporate income tax rate was 17%. Platinum Singapore applied the tax rate of 17% for its provision for current income and deferred taxes. Net operating loss will be carried forward indefinitely under Singapore profits tax regulation.

Japan

Under Japanese tax laws, the corporate income tax rate varies depending on the size of the tax payer. For the six months ended March 31, 2025, the applicable corporate income tax rate was 15%. Platinum Japan applied the tax rate of 15% for its provision for current income and deferred taxes. Net operating loss will be carried forward indefinitely under Japanese profits tax regulation.

Hong Kong

Under Hong Kong tax laws, with effect from April 1, 2018, a two-tiered profits tax rate regime applies. The profits tax rate for the first HKD 2 million (approximately $256,000) of corporate profits is 8.25%, while the standard profits tax rate of 16.5% remains for profits exceeding HKD 2 million. For the six months ended March 31, 2025 and 2024, NetClass HK applied the two-tier profits tax rate for its provision for current income and deferred taxes. Net operating loss will be carried forward indefinitely under Hong Kong profits tax regulation.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis.

According to announcement of the Ministry of Finance and the State Taxation Administration [2022] No.13, which became effective on January 1, 2022 and to December 31, 2024, small, low profit enterprises with annual taxable income exceeding RMB 1 million ($141,778) but no more than RMB 3 million ($425,333) are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

According to announcement of the Ministry of Finance and the State Taxation Administration [2023] No.12, which became effective on August 2, 2023 to December 31, 2027, small, low profit enterprises are subject to the preferential income tax rate of 5% (only 25% of such taxable income shall be subject to enterprises income tax at a tax rate of 20%).

For the six months ended March 31, 2025 and 2024, all PRC subsidiaries are small and micro-profit companies as defined, and thus are eligible for the above preferential tax rate for small and micro enterprises for the taxable profit less than RMB3 million.

The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since NetClass China was approved as an HNTE beginning December 2019 and renewed in December 2022, NetClass China is entitled to a reduced income tax rate of 15% from 2019 to 2024. However, as the preferential tax rate for small and micro enterprises and the preferential tax rate for high-tech enterprises cannot be enjoyed simultaneously, NetClass China that meet both requirements chooses to enjoy the tax preferential treatment for small and micro enterprises for the six months ended March 31, 2025 and 2024.

i)	The components of the income tax provision (benefit) for the six months ended March 31, 2025 and 2024 are as follows:

	2025	2024
Current tax expense (benefit)
PRC	$—	$—
Hong Kong	—	—
Singapore	(25,546)	—
Japan	1	—
Total	(25,545)	$—

Deferred tax (benefit)
PRC	340	(29,895)
Hong Kong	(65,648)	(149,518)
Singapore	(350)	—
Japan	(7,454)	—
Total	(73,112)	(179,413)

Total income tax benefit	$(98,657)	$(179,413)

Loss before provision for income taxes is attributable to the following geographic locations for the six months ended March 31, 2025 and 2024:

	2025	2024
PRC	$(971,211)	$(432,079)
Hong Kong and other jurisdictions	(4,083,089)	(1,812,345)
Loss before income taxes	$(5,054,300)	$(2,244,424)

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate for the six months ended March 31, 2025 and 2024:

	2025	2024
Income tax (benenfit) at PRC statutory income tax rate	$(1,248,207)	$(561,106)
Impact of different tax rates in other jurisdictions	840,758	154,049
Effect of preferential tax rate	259,890	235,934
Super deduction of qualified R&D expenditures *	(8,597)	(8,581)
Effect of change in valuation allowance	50,437	196
Non-deductible items and other **	7,062	95
Income tax benefit	$(98,657)	$(179,413)
*

According to laws and regulations of the State Administration of Tax of the PRC effective October 1, 2022, enterprises engaging in R&D activities may claim an additional tax deduction of 100% of the qualified R&D expenses incurred in determining its tax assessable profits for that year.

**	Non-deductible items and other represent excess expenses and losses not deductible for PRC tax purposes.

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting and tax basis of assets and liabilities:

	March 31,	September 30,
	2025	2024
		audited
Deferred tax assets:
Allowance for credit losses	$56,801	$40,273
Net operating losses	460,122	392,874
Operating lease liabilities	624	2,254
Total deferred tax assets	517,547	435,401
Less: Valuation allowance	(258,673)	(215,526)
Total deferred tax assets, net of valuation allowance	258,874	219,875

Deferred tax liabilities:
Effect of temporary difference *	(94,981)	(129,176)
Fair value increment on appraisal	(49,061)	—
Operating lease right of use assets	(624)	(2,254)
Total deferred tax liabilities	(144,666)	(131,430)
Total deferred tax assets, net	$114,208	$88,445
*	Mainly due to effect of temporary difference

Valuation allowance movement for the six months ended March 31, 2025 and 2024 is as follows:

	2025	2024
Beginning balance	$215,526	$21,910
Additions	56,808	196
Reversals	(6,379)	—
Foreign currency translation adjustments	(7,282)	229
Ending balance	$258,673	$22,336

According to PRC tax regulations, PRC net operating loss can generally carry forward for five years from the year subsequent to the year in which the loss was incurred, and that of high-tech enterprises is no more than 10 years. Carryback of losses is not permitted. As of March 31, 2025 and September 30, 2024 (audited), the Company had net operating losses of $6,242,926 and $6,050,433, respectively, which are available to offset future taxable income. If not used, these carryforwards will expire from 2025 through 2030.

The realization of deferred tax assets is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. The valuation allowance is considered on an individual entity basis. As of March 31, 2025 and September 30, 2024, valuation allowances on deferred tax assets are provided because the Company believes that it is more-likely-than-not that certain of the subsidiaries in the PRC will not be able to generate sufficient taxable income in the near future, to realize the deferred tax assets carried-forwards. For the remaining entities, based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as of March 31, 2025 and September 30, 2024 (audited).

(b)Taxes payable

Taxes payable consist of the following:

	March 31,	September 30,
	2025	2024
		audited
PRC	$90,316	$93,393
Hong Kong	199,920	200,193
Singapore	19,997	47,631
Total taxes payable	$310,233	$341,217

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and September 30, 2024, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next 12 months. For the six months ended March 31, 2025 and 2024, the Company did not incur any interest and penalties related to potential underpaid income tax expenses. As of March 31, 2025, the tax years ended December 31, 2019 through 2024 for the Group’s subsidiaries in the PRC are generally subject to examination by the PRC tax authorities.

NOTE 10 — ACQUISITION OF NETCLASS JAPAN

On February 28, 2025, NetClass Technology Inc. (the “Company”) acquired 51% of CreateSolutions Co., Ltd. (“Netclass Japan”), a company incorporated in Japan and principally engaged in software development. Pursuant to the acquisition agreement, the Company invested JPY 2,550,000 ($17,158) into Netclass Japan for 255 newly issued shares of Netclass Japan, which is 51% of total outstanding shares of Netclass Japan. As a result of the transaction, the Company obtained control over Netclass Japan and accounted for the acquisition as a business combination under ASC 805, Business Combinations.

Following table illustrates the FV of the assets and liabilities of Netclass Japan as of the acquisition date and the gain on acquisition:

As of
February 28,
2025
Unaudited
Fair value of identical assets and liabilities as of acquisition date	$—
Cash	34,486
Receivables	91,722
Customer list	328,890
Payables	(103,913)
Deferred tax liability	(46,626)
Net assets at acquisition	304,559
Add:
Foreign currency exchange loss	230
Less:	—
Non-controlling interest	(147,907)
Total consideration paid for acquisition	(17,158)

Gain on acquisition	$(139,724)

NOTE 11 — LEASES

The Company primarily has operating leases for administrative offices, from third-parties. A summary of supplemental balance sheet information related to operating leases as of March 31, 2025 and September 30, 2024 (audited) was as follows:

	2025		2024
			audited
Operating lease right-of-use assets	$1,153,272		$13,122

Operating lease liabilities, current	1,272		13,122
Operating lease liabilities, non-current	—		—

Total operating lease liabilities	$1,272		$13,122

Weighted average remaining lease term	5	months	4.7	months

Weighted average discount rate	4.3%		4.3%

A summary of lease expenses recognized in the consolidated statements of operations for the six months ended March 31, 2025 and 2024 supplemental cash flow information related to operating leases were as follows:

	2025	2024
Operating lease expenses – third party	$139,660	$22,276
Short-term lease	$24,583	$—

Cash paid for operating leases	$1,291,660	$21,840

ROU assets recognized during the period	$1,280,000	$—

Minimum future lease payments under non-cancellable operating leases described above as of March 31, 2025 were as follows:

2025
Twelve months ending March 31, 2026	$1,287
Less: present value discount	(15)

Total operating lease liabilities	$1,272

NOTE 12 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established by founding shareholders under the laws of the Cayman Islands on with ordinary shares authorized 50,000, $1.0 par value, 10,000 ordinary shares issued and outstanding.

On July 26, 2022, the Board of Directors and shareholders of the Company unanimously approved the amended and restated memorandum of association, after which, the Company’s authorized share capital is $50,000 divided into 200,000,000 shares comprising (i) 190,000,000 Class A ordinary shares of par value $0.00025 each and (ii) 10,000,000 Class B ordinary shares of par value $0.00025 each. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our company and each Class B ordinary share shall entitle the holder thereof to fifteen (15) votes on all matters subject to vote at general meetings of our company. Also, each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Save and except for voting rights and conversion rights, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. As of March 31, 2025, 15,830,000 Class A ordinary shares and 2,000,000 Class B ordinary shares are issued and outstanding.

On September 20, 2023, the Company issued 760,000 shares at $2.5 per share to Dragonsoft Holding Limited, a company wholly owned by Mr. Jianbiao Dai.

On December 16, 2024, the Company completed its IPO and issued 1,800,000 Class A ordinary shares to public shareholders at $5 per share.

On January 3, 2025, the Company issued 270,000 Class A ordinary shares at $5 per share to the underwriter for its overallotment right.

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the mainland PRC (exclusive of Hong Kong) must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The statutory reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a mainland PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends.

Because some of the Company’s operating subsidiaries in the mainland PRC can only be paid out of distributable profits reported in accordance with mainland PRC accounting standards, the Company’s operating subsidiaries in the mainland PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the mainland PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the mainland PRC not available for distribution, was $2,957,630 and $2,957,630 as of March 31, 2025 and September 30, 2024 (audited), respectively.

NOTE 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2025, the Company has no significant outstanding litigation.

NOTE 14 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued. Based on the review, the Company did not identify any material subsequent event except disclosed below that is required disclosure in the CFS.

On July 18, 2025, the Company established a 100% owned subsidiary in Singapore under name of “Netclass International Pte. Ltd.” The subsidiary is engaged in AI application service, AI computing power sales and block chain application service.

On August 1, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an accredited investor relating to the issuance and sale of (a) a convertible promissory note (“the Note”) in the principal amount of $2,200,000, at a purchase price of $2,000,000, convertible into Class A ordinary shares, par value $0.00025 per share of the Company; and (b) 1,069,500 Class A Ordinary Shares (the “Pre-Delivery Shares”), at a purchase price of $0.00025 per share (together, the “Offering”). The Note has a conversion price equal to 88% of the lowest daily VWAP (the dollar volume-weighted average price for ordinary shares on the Nasdaq Capital Market) during the ten (10) consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than US$0.7106 per Class A Ordinary Share (the “Floor Price”). On August 4, 2025, the offering was closed.

On August 31, 2025, the Company entered into a securities purchase agreement with an investor relating to the issuance and sale of 1,500,000 Class A ordinary shares, par value $0.00025 per share, of the Company, at $1.60 per share for a total purchase price of $2,400,000. The closing of the transaction contemplated by the Securities Purchase Agreement is expected to take place within sixty (60) days of the date of the Securities Purchase Agreement, subject to the satisfaction or waiver of the closing condition set forth therein.